EXHIBIT 16.1

January 26, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated January 26, 2004, of Metropolitan Mortgage & Securities, Inc. and are in agreement with the statements contained in the first five paragraphs and the first sentence of the sixth paragraph on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Ernst & Young LLP